82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR 14 AM 8:07

Santos

02015894

SUPPL

Date: Fri 15 Mar 2002 12:30:13 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - Bayu Undan LNG Gas Agreement signals positive development for Santos.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 5

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

15 March 2002

Bayu-Undan LNG Gas Agreement Signals Positive Development for Santos and Australian Natural Gas Resources

Santos welcomes the recent Bayu-Undan LNG announcement by Phillips Petroleum of a 3 million tonne per annum Heads of Agreement with Tokyo Electric Power Company and the Tokyo Gas Company. This will be Santos' first investment in an LNG project and is an important step towards commercialising the vast gas resources located in the Timor Gap/Timor Sea.

In the 2001 Santos Annual Report (released today) John Ellice-Flint, Santos' Managing Director discusses the opportunities for Australia and Santos from the development of Northern Australia's substantial natural gas resources. An extract from the Santos 2001 annual report titled "Looking Ahead: The Opportunities for Australia" is attached.

Santos strongly supports Phillips Petroleum (91-12) Pty Ltd, the operator of the Bayu-Undan liquids and gas development, in seeking the Australian government's endorsement of the fiscal terms agreed with East Timor on 21 December 2001.

Significantly for Santos the development of the Bayu-Undan gas reserves will result in the transfer of approximately 190 billion cubic feet or 33 million boe of Proved and Probable reserves to Proved reserves subject to completion of the sales contracts and further appraisal work. This would increase proved reserves by 10%, compared with the 2001 year end level of 316 million boe. The Bayu-Undan LNG project would also add approximately 18 PJ (3.1 million boe) per annum to annual Santos production. Combined with the liquids project, the Bayu-Undan development will contribute approximately 6.5 million boe to total Santos annual production.

The announcement of the Bayu-Undan LNG development also opens up opportunities for Santos to develop its other interests in the Timor Sea.

Santos has interests in the Evans Shoal and Petrel and Tern gas fields. The net interest in these fields is about 4 Tcf of best estimate gas resources, equivalent to 620 million boe.

For further information contact Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

<u>Attachment</u>
2001 Santos annual report extract and Timor Sea map

Press Release **Santos**

Northern Australian Gas Potential 22+ Tcf


East Timor
West Timor
Timor Sea
Greater Sunrise
(Floating LNG)
10 Tcf
1000m WD
500m WD
200m WD
Indonesia
Australia
Zone of Cooperation
Evans Shoal
6.6 Tcf
Bayu-Undan
(Liquids & LNG)
3.4 Tcf
Darwin
Petrel/Tern
1+ Tcf
Blacktip
1.0 Tcf
Northern Territory
Western Australia
0
200
kilometres

Gas Resource Potential	
Bayu-Undan	3.4
Evans Shoal	6.6
Greater Sunrise	10.0
Petrel/Tern	1.0
Blacktip	1.0
Total	**22.0**

- Gas field
- Gas pipeline
- Proposed gas pipeline route



Looking Ahead: The Opportunities For Australia

Before I review Santos' achievements in 2001, I would like to look at the big picture in energy terms; the substantial natural gas resources on our doorstep and what this could mean for Australia.

Australia and its near neighbours could be in the right place at the right time. I say this because of the wonderful opportunity we have to become a major world supplier of natural gas.

There are two reasons for saying this. One is the growth in global demand for gas and its attractiveness as a clean and ready source of energy. The other is the vast gas resources which Australia, East Timor and Papua New Guinea possess. This is an opportunity for Santos as well because of our already significant interests in the region.

THE GLOBAL PICTURE

As someone back in Australia after many years in the industry in other parts of the world, I am excited by the prospects which these resources represent.

Drawing the picture in global terms is really quite simple. Australia has the potential to be a major player in the world gas industry. We have abundant natural gas at over 100 years' supply and even more if we also count the gas resources in neighbouring Timor and Papua New Guinea. This is enough for the Secretary General of OPEC to recognise the important role that Australia has to play in the ongoing development of the global gas market.

BRIGHT OUTLOOK FOR GAS

Gas used to be second prize when explorers were searching for oil, but now it is a valuable commodity in its own right. The United States Energy Information Administration expects the use of natural gas globally to almost double from 84 trillion cubic feet (TCF) a year in 1999 to 162 TCF in 2020.

The International Energy Agency (IEA) expects rising demand and expanding transportation networks (through both pipelines and shipping) to intensify market integration at the regional and global level. International trade in gas has been growing quickly. According to BP, around 22% of gas used globally now crosses an international border, up from 15% as recently as 1990. This is good news for a country like Australia because it means gas can be increasingly transported to end-markets.

Exploiting the world's gas resources will require massive investment in production facilities and infrastructure. The IEA believes that, as costs rise, higher wellhead prices will probably be needed to elicit the necessary investment in supply infrastructure. However, even with higher prices, gas will still be a cheap, efficient and attractive source of energy.

OPPORTUNITIES FOR AUSTRALIA

We have a rich endowment of gas and, according to the Australian Gas Association, Australian natural gas prices are among the lowest of the OECD countries (and lower than in many non-OECD countries too).

The question for Australia and our neighbours is: How can we get as much benefit as possible from the opportunities that the global scenario represents?

I see the opportunities as falling into two groups: expanding our exports of LNG and further development of domestic markets.

NORTHERN AUSTRALIA

A significant share of Australia's undeveloped gas lies in the Timor Sea/Timor Gap area. This is a great location for a second Australian LNG project. It has over 20 TCF of gas spread across four fields. This is sufficient to underpin a world-class LNG project, which could benefit both Australia and East Timor, as well as promoting gas-based industrial development in the Northern Territory. There are currently two proposals on the table for Timor Sea LNG, one for an offshore development and the other for a Darwin-based LNG facility.

While Santos is not the major player in the Timor Sea, we do have total interests of around four TCF. This is more than twice our Proved and Probable gas reserves onshore Australia. Our Timor Sea interests are spread across three of the four major fields and our interest comprises about 20% of the combined total gas resource. We are committed to all developments that add value for our shareholders and believe the most beneficial outcome will be for all the companies and governments concerned to bring about a coordinated development.

PAPUA NEW GUINEA AND QUEENSLAND

On the other side of Australia, the huge quantities of gas in Papua New Guinea provide tremendous opportunities to add value to Queensland resources, with benefits for both PNG and Australia. The Hides field alone has over five TCF of gas and part of this gas, together with gas from existing oil fields, is targeted for the proposed PNG-Queensland gas project.

PNG gas provides a significant opportunity to further boost Queensland development. The challenge is to use this gas to create new value adding industries which in turn provides employment opportunities.

Santos has already pioneered the use of gas for major resource projects in Queensland. Since 1998 we have been providing Cooper Basin gas to the Mt Isa region, reducing energy costs for MIM and facilitating development of WMC's world-class Duchess Phosphate Project.

Santos has an interest in Hides of over one TCF. Development of these reserves also has significant potential to add value for shareholders.

RAISING OUR SIGHTS

Development of both Timor Sea and PNG gas would be good for the countries and customers involved, as well as for the companies and their shareholders.

Both are big projects by world standards. They need certainty and a reasonable regulatory and fiscal regime.

In particular, substantial infrastructure development is necessary but this is a challenge in Australia for high risk pipeline projects which require entrepreneurial rates of return. The prize for successful development, however, is substantial whether measured in terms of reward, living standards, economic benefit or industrial progress. The cooperative development of these resources is a great opportunity for Australia and its neighbours and one which can be to everyone's advantage.

Santos supports both of these projects. We are already Australia's largest gas producer in terms of our equity interests and we have substantial gas resources in northern Australia and PNG.

Our focus and priorities today have changed. In the past, Santos has been seen more as a vigorous defender of its existing onshore interests rather than as a force for developing the market as a whole. However, this is no longer appropriate. While maximising the value of our existing interests continues to be important, Santos gas interests are considerably more diversified than they were and this is apparent in the changes made to our Company over the past year.

The global environment is good for the development of the substantial gas resources on our doorstep and Santos is raising its sights accordingly.